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SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65576

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/2010_____ AND ENDING_____12/31/2010_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Moon Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1531 Stout Street, Suite 102
_____
(No. and Street)

Denver   Colorado   80202
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Lynn Koczera _____ (720) 273-0487
                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    StarkSchenkein, LLP
_____
(Name – if individual, state last, first, middle name)

3600 S Yosemite Street, Suite 600	Denver,	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    x Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Lynn Koczera_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Blue Moon Financial_____ , as
of _____December 31_____, 20 _10____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

SUBSCRIBED AND AFFIRMED, OR SWORN TO BEFORE
ME IN THE COUNTY OF ___JEFFERSON_____STATE OF
COLORADO THE __14th_ DAY OF ___February___ 20 _11_
_____
NOTARY PUBLIC STATE OF COLORADO
My Commission Expires ___November 20, 2011___

_____
Notary Public

_____
Signature

__FINOP__
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Blue Moon Financial, LLC
Table of Contents



StarkSchenkein, LLP

BUSINESS ADVISORS & CPAs

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Blue Moon Financial, LLC

We have audited the accompanying statement of financial condition of Blue Moon Financial, LLC, at December 31, 2010, and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Moon Financial, LLC, as of December 31, 2010, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has violated its net capital requirements. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Denver, Colorado
February 24, 2011

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com

An Independent Member of BKR International

Blue Moon Financial, LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	114
Prepaid expenses		8,215
	$	8,329

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
Accounts payable	$	3,815
MEMBER'S EQUITY		4,514
	$	8,329

The accompanying notes are an integral part of these financial statements.

Blue Moon Financial, LLC
Statement of Operations and Member's Equity
For The Year Ended December 31, 2010

REVENUES		
Commissions Revenue	$	7,500
Interest income		37
Total revenues		7,537
EXPENSES		
Employee compensation and benefits		25,534
Regulatory expenses		28,816
Other expenses		8,716
Total expenses		63,066
NET (LOSS)		(55,529)
MEMBER'S EQUITY, beginning of year		36,443
Member's contributions		23,600
MEMBER'S EQUITY, end of year	$	4,514

The accompanying notes are an integral part of these financial statements.

Blue Moon Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

OPERATING ACTIVITIES

Net (loss)	$	(55,529)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Decrease in prepaid expenses		1,196
Increase in accrued liabilities		3,815
Net cash (used in) operating activities		(50,518)

INVESTING ACTIVITIES

Net cash provided by investing activities	-

FINANCING ACTIVITIES

Decrease in payable to member	(9,966)
Increase in member's contributions	23,600
Net cash provided by financing activities	13,634

NET DECREASE IN CASH		(36,884)
CASH AT BEGINNING OF YEAR		36,998
CASH AT END OF YEAR	$	114

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of significant accounting policies

Organization

Blue Moon Financial, LLC (the "Company"), is a Colorado limited liability company organized on August 14, 2002. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, in connection with its activities as a broker/dealer, sells interests of limited partnerships managed by related parties.

As a Colorado Limited Liability Company ("LLC"), the Company has some of the attributes of a sole proprietorship, a general partnership and a corporation. For tax purposes, it is treated as a partnership. It is essentially a business entity created by contract between the members, much as a general partnership. The members are protected from personal liability for the acts of the LLC, much like shareholders of a corporation. An LLC also differs from a limited partnership by not imposing personal liability on members for participating in the management of the LLC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

Revenue Recognition

The Company recognizes commission revenue upon receipt of commissions from the related parties and copies of signed offering documents from investors, indicating a purchase of interests in the limited partnerships.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts.

Note 1 – Summary of significant accounting policies (continued)

Fair Value of Financial Instruments

The carrying value of cash, prepaid expenses and accounts payable approximates fair value because of the short maturity of these items.

Note 2 – Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital deficiency of ($3,701), which was below its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was (103%) at December 31, 2010.

Note 3 – Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has incurred, and may continue to incur, net losses in the future. The company also has ($3,710) deficiency in net capital at December 31, 2010. As of the date of these financial statements, the net capital deficiency continues to exist.

Note 4 – Regulatory Provisions

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the provisions of Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements or information relating to the possession and control requirements under Rule 15c3-3.

Note 5 – Related Party Transactions

The Company has an expense sharing agreement with a related entity. Under the agreement, any deficiencies in cash flow for operating expenses will be paid by the parent entity and the Company can reimburse the parent entity under the expense sharing agreement.

During the year ended December 31, 2010, the member contributed $23,600 to the Company.

The Company operates as the placement agent for private offerings to raise capital for related parties; therefore, all commissions received are received from related parties.

Note 6 – Commitments

The Company leased office space from an unrelated party under a lease that expired January 1, 2010. Total rent expense for the year ended December 31, 2010, was $1,000. The Company is currently leasing office space on a month-to-month basis from a related party at no charge.

Note 7 — Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

Blue Moon Financial, LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2010

Total member's equity qualified for net capital from the Statement of Financial Condition	$	4,514
Less: Total nonallowable assets		(8,215)
Net Capital (deffiency)	$	(3,701)
Aggregate indebtedness - from the Statement of Financial Condition	$	3,815
Basic net capital requirement	$	5,000
Deficiency in net capital	$	(8,701)
Ratio aggregate indebtedness to net capital		-103%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2010:	$	(3,701)
Audit adjustments:		
Decrease to prepaid expenses		(1,196)
Increase to shareholders' equity		1,196
Net capital (deficiency)	$	(3,701)

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

Blue Moon Financial, LLC
Schedule III – Computation for Determination of Reserve Requirements
and Information Relating to the Possession and Control
Requirements Under Rule 15c3-3
December 31, 2010

Blue Moon Financial, LLC, operates pursuant to the Section K (2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.



StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

To the Board of Directors of
Blue Moon Financial, LLC

In planning and performing the audit of the financial statements and supplemental schedule of Blue Moon Financial, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17-a (5)(g) in the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of

them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Denver, Colorado
February 24, 2011

BLUE MOON FINANCIAL, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2010